Exhibit 99.1 - Resignation Letter (Marlene Hutcheson)

Murray Conradie
Chairman/Chief Executive Officer
South Texas Oil Company
2802 Flintrock Trace, Suite 252
Austin, TX 78738

Re:    Resignation from South Texas Oil Company

Dear Murray,

        I have enjoyed my tenure as Chief Financial Officer of South Texas Oil Company. However, due to an increase in other professional obligations and interests, I am unable to continue to give South Texas Oil Company the full-time attention it deserves. Please allow this letter to serve as written notification of my resignation as Chief Financial Officer of South Texas Oil Company, to be effective September 30, 2007.

       I have not had any disagreements with management or the Company on any matter relating to the Company's operations, policies or practices. To the contrary, I have tremendous appreciation for you and the opportunity you have provided.



                          Best regards,

                          /s/ Marlene Hutcheson
                          ----------------------
                          Marlene Hutcheson